

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   April 11, 2008

Lu Pingji
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **Re: China Housing & Land Development, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 14, 2008**
> **File No. 333-149746**

Dear Mr. Pingji:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of any graphics or photographs you intend to use in your prospectus. We may have comments on these materials.

2. Please update your financial statements to provide audited year end financial statements for fiscal year ended December 31, 2007. See Rule 3-12 of Regulation S-X. Additionally, please provide audited balance sheets as of the end of each of the last two fiscal years, and audited statements of income and cash flows for each of the three fiscal years proceeding the date of the most recent audited balance sheet being filed, as required by Rule 3-02 of Regulation S-X.

Prospectus Cover Page

3. Please revise the "Subject to Completion Legend" so that it conforms to the language or general requirements specified in Item 501(b)(10) of Regulation S-K.

4. Please disclose the last reported sales price per share of your common stock as reported by the Over the Counter Bulletin Board.

Prospectus Summary, page 3

5. In the first paragraph, please briefly provide more specific information regarding the nature of your business. For example, please disclose the geographic regions in which you operate, whether you construct the buildings in the developments, whether you have a sales force to sell or lease units in the buildings, and whether you perform any type of management services after the units are sold or leased.

About Our Recent Private Placement, page 4

6. We note your discussion of your private placement which took place on January 28, 2008. Please clearly state that you are registering common stock to underlie the 5.0% Senior Secured Convertible Notes and the Warrants. Please also disclose the conversion price for the notes.

Cautionary Note Regarding Forward Looking Statements, page 5

7. In this section and in Management's Discussion and Analysis of Financial Statements and Results of Operation on page 31, please remove all references to the filing as a Form 10-QSB.

Risk Factors, page 7

Risks Related to Our Business, page 7

8. Please include a new risk factor disclosing that you are dependent on third-party subcontractors, manufacturers, and distributors for all construction services and supply of construction materials, as disclosed on page F-10.

Our success depends on our management team and other key personnel . . . , page 9

9. This risk factor appears generic since all companies rely on their executive management teams. Please disclose how this risk factor specifically applies to your company or remove the risk factor.

The PRC government may adopt further measures . . . , page 10

    10. In this risk factor, please define PBOC, GFA, and SAFE before using their acronyms.

Our sales will be affected if mortgage financing becomes more costly . . . , page 10

    11. Please combine this risk factor with the risk factor on page 7 which is entitled "An increase in mortgage interest rates or unavailability of mortgage financing may reduce consumer demand for the company's homes" since they describe the same risk.

China's economic policies could affect our business, page 11

    12. Please clarify what you mean by "all of our assets are located in the global change on ward China."

It may be difficult to effect service of process and enforcement of legal judgments . . . , page 12

    13. Please combine this risk factor with the risk factor on the same page which is entitled "It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors, and assets based in China" since they describe the same risk.

Our stock could be considered to be a "penny stock," page 13

    14. Please disclose whether your stock is currently classified as a penny stock.

Shares eligible for future sale may adversely affect the market price . . . , page 14

    15. Please revise your discussion of Rule 144 to reflect the most recent amendments, effective February 15, 2008. See SEC Release No. 33-8869.

Use of Proceeds, page 14

    16. Please clarify here and elsewhere in your document that this prospectus offers shares for resale by the selling shareholders. For example, please clarify the information in the third paragraph under this subheading.

Selling Stockholders, page 15

    17. We note your statement "except as set forth below, the selling stockholders are not registered broker-dealers." If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they

are offering for resale. If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

- that the selling shareholders purchased in the ordinary course of business; and
- that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters. If none of the selling shareholders are broker-dealers or affiliates of broker-dealers, please remove the "except as set forth below" qualifier.

Our Recent Private Placement, page 16

18. Please clarify what you mean by your statements in the first and second paragraphs that "we issued in connection with our private placement shares of our common stock" and "our common stock was offered for an aggregate purchase price of $20,000,000 of principal amount of Notes and related Warrants to be purchased by such Buyer at the Closing." It appears that you only issued notes that are convertible into shares of the company's common stock and warrants that may be exercised to acquire shares of your common stock.

19. Much of the disclosure in this section appears to have been copied directly from the purchase agreement into the prospectus. For example, you refer to paragraph 8 in the "Call Option" section and Section 2.5 in part (b) under "Piggyback Registrations." Your prospectus should be addressed to your public investors and should not merely replicate portions of other agreements. Please revise this section to explain the material terms of the private placement, including the securities that you sold. We may have additional comments when we have reviewed your new disclosure.

Business, page 20

20. Please provide significantly more information about your actual business activities. It may be helpful to use one of your completed property development projects and briefly explain the development process, from choosing the land and obtaining permits to building and selling the finished residential or commercial units. You should also clarify the nature of your properties. Your completed and current project descriptions suggest that your properties are apartments or apartments and retail space, while footnote 1 to the audited financials statements mentions condominiums, town homes and single-family homes. You should also clarify how the units are built and by whom and the extent to which they are sold or leased. We may have additional comments upon review of your response.

21. Please disclose the extent to which your business is seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Research and Development, 24

22. Please note that this section requires disclosure of any research and development expenses for the past three years. Please revise. See Item 101(c)(1)(xi) of Regulation S-K.

Competition, page 24

23. Please disclose the principle methods of competition in residential and commercial real estate development. See Item 101(c)(1)(x) of Regulation S-K.

Management, page 26

24. We note that your convention for identifying your executive officers and directors (last name first or first name first) varies throughout this section. Please be sure to refer to them consistently throughout the filing to avoid confusion.

25. In the background section, please disclose the period during which Mr. Lu Pingji has served as Chief Executive Officer.

26. For the following persons, please be sure to provide the starting and ending dates for their employment with Xian Newstar Real Estate Development Co. Ltd.
   - Lu Pingji
   - Xiao Genxiang
   - Feng Xiahong

27. For the following persons, please be sure to provide their ages, the period during which they have served as a director of your company, and their business experience and principal employment during the past five years, with relevant dates.
   - Carolina Ying Chi Woo
   - Michael Marks
   - Suiyin Gao
   - Edward Meng

28. Please provide the corporate governance information required by sections (a) and (e)(4) of Item 407 of Regulation S-K.

Foreign Currency Exchange Rate Risk, page 26

29. Please revise this discussion to include information that is required by Item 305 of Regulation S-K. For example, you should disclose any assumptions you are

making that would be necessary for investors to understand the basis for your view that the effect of any depreciation in RMB "would be small."

Executive Compensation, page 28

30. Please revise your disclosure to provide all executive compensation information required by Item 402 of Regulation S-K, including, but not limited to, a compensation discussion and analysis. Please note that your summary compensation table should cover only those persons who are executive officers of the company and the director compensation table should cover each member of the board of directors who receives compensation for his service as a director.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 31

31. Please note that this section should cover the same three year period covered in the financial statements. See Instruction No. 1 to Item 303(a) of Regulation S-K. Please revise this section to compare the results of operation for (i) fiscal year ended December 31, 2007 to fiscal year ended December 31, 2006; and (ii) fiscal year ended December 31, 2006 to fiscal year ended December 31, 2005.

32. Please provide tabular disclosure of your contractual obligations as required by Item 303(a)(5) of Regulation S-K.

33. On page 32, please clarify the square footage number that corresponds with the over 250 units that were presold as of September 30, 2007.

Liquidity and Capital Resources, page 36

34. We note the dates that the future scheduled maturities of mortgages are payable. Please revise, if necessary, the last two dates.

35. Please discuss short term and long term liquidity. See Instruction No. 5 to Item 303(a) of Regulation S-K.

36. We note your involvement, through your ownership of Xi'an New Land Development Co., Ltd., in the development of the BaQioa Science and Technology Industrial Park. Please be sure to describe any material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K.

Indemnification of Directors and Officers, page 37

37. Please move this section to Part II of the registration statement. See Instructions to Form S-1, available at http://www.sec.gov/about/forms/forms-1.pdf.

Legal Proceedings, page 40

38. Please either disclose the legal proceedings you are aware of that will have a material adverse effect on your business or remove the qualifier "except as disclosed below."

Certain Relationships and Related Transactions, page 40

39. In this section, please disclose the loans you have received from your employees, as described on pages F-19 and F-40 and any other relationships or transactions covered by Item 404 of Regulation S-K.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 41

40. Since you have changed accountants in the past two years, please include, as an exhibit to this registration statement, the letter required by Item 304(a)(3) of Regulation S-K.

Additional Information, page 42

41. Please revise the second paragraph to reflect that you are already required to file reports under the Securities Exchange Act. Please identify the reports that you file with the Commission. Additionally, please also disclose the information required by Item 101(f) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-1

42. For the January 28, 2008 Securities Purchase Agreement, please name the persons or identify the class of persons to whom the securities were sold and the number of warrants sold. Please also disclose which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Lastly, please disclose the terms of conversion for the 5.0% Senior Secured Convertible Notes. See Item 701 of Regulation S-K.

Undertakings, page II-3

43. Please revise this section to follow the precise language contained in Item 512 of Regulation S-K. Please also revise to remove any references to the small business issuer.

Exhibit 5.1 – Legality Opinion

    44. Please revise to remove the reference to Pure Bioscience and to correctly identify your company.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Howard H. Jiang, Esq.
        Baker & McKenzie
        1114 Avenue of the Americas, 43rd Floor
        New York, New York 10036